Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS AND ISSUANCE COST AT REDEMPTION
(Dollars in millions)

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income	$2,463	$12,313	$10,955	$14,209	$83,982
Add:
Total interest expense	89,123	84,726	88,033	94,437	95,145
Provision (benefit) for federal income taxes(1)	15,984	6,020	5,253	6,941	(45,415)
Gains from partnership investments	63	(17)	(244)	(268)	(518)
Capitalized interest	2	4	6	3	1
Earnings, as adjusted	$107,635	$103,046	$104,003	$115,322	$133,195
Fixed charges:
Total interest expense	89,123	84,726	88,033	94,437	95,145
Capitalized interest	2	4	6	3	1
Senior preferred stock dividends(2)	89,988	14,328	15,206	30,654	37,864
Total fixed charges	$179,113	$99,058	$103,245	$125,094	$133,010
Ratio of earnings to fixed charges	0.60:1	1.04:1	1.01:1	0.92:1	1.00:1
Deficiency (surplus)	71,478	(3,988)	(758)	9,772	(185)
__________

(1)
In 2017, we remeasured our deferred tax assets using the lower corporate tax rate enacted by the Tax Cuts and Jobs Act that resulted in an additional $9.9 billion provision for federal income taxes in our consolidated statement of operations and comprehensive income for the year ended December 31, 2017. In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.

(2)
Represents pre-tax earnings required to pay dividends on outstanding senior preferred stock using our effective income tax rate for the relevant periods. The dividend requirement is calculated by taking the amount of dividend divided by 1 minus our effective income tax rate. For the year ended December 31, 2017, our effective tax rate of 86.6% was different from the federal statutory rate of 35% primarily due to the enactment of the Tax Cuts and Jobs Act, which resulted in a remeasurement of our deferred tax assets using the lower corporate tax rate. For the year ended December 31, 2013, our effective tax rate of (117.8)% was different from the federal statutory rate of 35% primarily due to the release of the substantial majority of our valuation allowance for our net deferred tax assets.